Exhibit 12

VIACOM INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDEND REQUIREMENTS
(In millions except ratios)

	Six Months Ended June 30,		Year Ended December 31,
	2002	2001	2001	2000	1999	1998	1997
Earnings (loss) before income taxes	$1,601.4	$481.0	$782.8	$560.6	$843.9	$137.3	$1,178.5
Add:
Share in income of fifty-percent-owned affiliates and distributed income of affiliated companies	17.1	30.3	9.6	32.5	(49.0)	(51.5)	(174.1)
Interest expense, net of capitalized interest	447.6	527.0	976.3	842.5	461.0	631.2	790.7
Capitalized interest amortized	—	—	—	2.2	5.7	11.5	4.1
1/3 of rental expense	184.4	179.7	348.8	298.2	213.8	186.8	225.0

Total Earnings	$2,250.5	$1,218.0	$2,117.5	$1,736.0	$1,475.4	$915.3	$2,024.2

Fixed charges:
Interest expense, net of capitalized interest	$447.6	$527.0	$976.3	$842.5	$461.0	$631.2	$791.7
1/3 of rental expense	184.4	179.7	348.8	298.2	213.8	186.8	225.0

Total fixed charges	$632.0	$706.7	$1,325.1	$1,140.7	$674.8	$818.0	$1,016.7
Preferred Stock dividend requirements	—	—	—	—	0.8	118.2	137.6

Total fixed charges and Preferred Stock dividend requirements	$632.0	$706.7	$1,325.1	$1,140.7	$675.6	$936.2	$1,154.3

Ratio of earnings to fixed charges	3.6x	1.7x	1.6x	1.5x	2.2x	1.1x	2.0x

Ratio of earnings to combined fixed charges and Preferred Stock dividend requirements	3.6x	1.7x	1.6x	1.5x	2.2x	Note a	1.8x

Note:
(a)    Earnings are inadequate to cover fixed charges. The dollar amount of the cover deficiency is $20.9 in 1998.

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